Exhibit 10.32

ETHANOL MARKETING AGREEMENT

This Ethanol Marketing Agreement (“Agreement”) is made and entered into as of the 3rd day of December, 2007 by and between HUSKER AG, LLC, a Nebraska limited liability company (“Husker”) and AVENTINE RENEWABLE ENERGY, INC., a Delaware corporation (“ARE”) (each a “Party”, and collectively the “Parties”).

In consideration of the mutual terms and conditions contained herein, the Parties agree as follows:

1.	Term and Termination: The term of this Agreement shall commence on the date hereof and shall continue for a primary term of one (1) year from the first day of the first month commencing after the date of the first Bill of Lading delivered hereunder for Ethanol produced at the Plant (as hereafter defined) and thereafter; automatically renewing for successive one (1) year terms, unless terminated on the expiration date of the one (1) year primary term, or on the expiration date of any subsequent one (1) year renewal term, in each case by either Party with at least six (6) months written notice prior to such expiration date. If one of the parties breaches the terms of this Agreement, the other party may give the breaching party a notice in writing which specifically sets out the nature and extent of the breach, and the steps that must be taken to cure the breach. After receiving the written notice, the breaching party will then have thirty (30) days to cure the breach, if the breach does not involve a failure to market and distribute the ethanol as required by this Agreement. If the breach does involve a failure to market and distribute the ethanol as required by this Agreement, then the breaching party will have five (5) calendar days after receiving the written notice to cure the breach. If the breaching party does not cure any breach within the applicable cure period, then the non-breaching party will have the right to terminate this Agreement immediately.

2.	Quantity and Quality

A.	Subject to the terms of Section 2.B. below, Husker shall sell exclusively to ARE the total output of fuel grade ethanol (“Ethanol”) produced at Husker’s Plainview, Nebraska facility (“Plant”), currently anticipated to be approximately seventy (70) million gallons per year. Ethanol shall be delivered FOB the Plant, and title shall pass on the date of the Bill of Lading. Ethanol produced for the intended use as an alternative or racing fuel shall not be excluded from this Agreement.

B.	Notwithstanding the foregoing provision of this Agreement, Husker shall retain the right to ratably market up to one hundred twenty thousand (120,000) gallons per month of Husker’s total production of Ethanol, provided that any and all such sales shall be within one hundred (100) miles of the Plant. Husker shall give sufficient advance written notice of such gallons to ARE as the parties may agree. Upon receipt of such notice from Husker, ARE shall grant written permission to Husker to make such gallons available for marketing by Husker as soon as possible, and such permission shall not be unreasonably withheld. Under no circumstance shall any gallons committed to customers of ARE be available for marketing by Husker. Once permission is granted to Husker by ARE, the requested gallons shall become the sole responsibility of Husker.

C.	Such Ethanol shall meet or exceed all industry standards and any specifications required by ARE’s customers. ARE shall have the right to reject any Ethanol which does not meet such standards and such standards are subject to change by ARE. ARE’s current specifications are attached as Exhibit A hereto.

3.	ARE shall, with respect to the Plant:

A.	Market all of the Ethanol produced at the Plant, at the price outlined in Section 5;

B.	Remit payment to Husker for the Ethanol purchased by ARE hereunder as provided in Section 5; and

C.	Be responsible for scheduling all shipments of Ethanol to be purchased by ARE hereunder with Husker.

4.	Husker shall, with respect to the Plant:

A.	Provide to ARE on a timely basis annual production forecasts, monthly updates to the rolling twelve month production forecasts, monthly updates, daily plant inventory balances and shipment information, and other information reasonably requested by ARE; Husker shall use its reasonable best efforts to meet the monthly production targets reflected in the then-current annual production forecast.

B.	Notify ARE promptly of any material unscheduled shut-down, suspension or significant decrease in production at the Plant that was not reported in the rolling twelve month production forecasts or monthly updates provided under Section 4.A. above;

C.	Provide to ARE specifications and certificates of analysis of the Ethanol sold to ARE that are consistent with the specifications referred to in Section 2.B. above; Husker shall, at its expense, provide or cause to be provided all testing and related test equipment at or in the vicinity of the Plant to determine compliance with such specifications and ARE or its representative shall, at ARE’S expense, have the right to perform periodic tests to determine compliance with such specifications.

D.	Be responsible for compliance with all federal, state and local rules, regulations and requirements regarding the shipment of Ethanol from the Plant, including but not limited to, all U.S. Department of Transportation (“DOT”) requirements relating to shipment of hazardous materials (e.g. proper paperwork, railcars meeting DOT requirements, etc.). ARE reserves the right to audit Husker’s records, procedures, and any other documentation related to the proper loading of Ethanol.

E.	Provide for a minimum of ten (10) days storage on the Plant’s premises at Husker’s cost;

F.	For all gallons sold to ARE, use certified meters or weight-scales that provide both gross and net 60° Fahrenheit temperature compensated gallons; and

G.	Provide any of the information to be provided by Husker pursuant to this Section 4 to ARE electronically in data form, if such information is available in such form.

H.	Provide the labor, equipment and facilities necessary to facilitate ARE’s loading schedule provided. Husker shall be responsible for actual demurrage, switching costs, and wait time incurred resulting from this failure.

5.	Pricing and Commission

A. Sales Price. The per gallon sale price Husker shall receive for the Ethanol sold to ARE under this Agreement shall be based on the Alliance Net Pool Price, as defined below, which shall be adjusted to reflect the Pooled Volume Adjustment and/or Pooled Volume True-Up, as applicable. An illustrative example of the calculation of Alliance Net Pool Price is attached as Exhibit B hereto.

“Alliance Net Pool Price” shall mean, with respect to any month, (i) the weighted average gross price per gallon received by ARE for all fuel grade Ethanol that was (A) supplied by an alliance partner or produced by ARE and (B) sold during such month by ARE, minus (ii) all costs (on a per gallon basis) incurred by ARE in conjunction with the handling, movement and sale of such Ethanol, including but not limited to terminal lease charges, throughput charges, terminal shrinkage costs, freight charges, tariffs, costs of leasing railcars, trucks, river barges and ocean going vessels, government taxes and assessments, insurance, inspection fees, administrative costs, working capital carrying costs, bad debt expense, costs of purchasing and delivering replacement ethanol due to lost or interrupted Ethanol production and other costs, but excluding direct marketing costs incurred in marketing such Ethanol. ARE shall use commercially reasonable efforts to contain the costs described in clause (ii) above so as to maximize the Alliance Net Pool Price.

If ARE’s pooled volume of fuel grade Ethanol at the end of a month is higher than its pooled volume at the end of the immediately preceding month because pooled sales volumes were less than the aggregate volume supplied by the alliance partners or produced by ARE during such month, the Alliance Net Pool Price for such month shall be calculated as if the amount of such increase was included as gallons supplied by the alliance partners and/or produced by ARE and sold by ARE during such month at a price per gallon equal to the estimated Alliance Net Pool Price for the immediately following month (as determined in good faith by ARE). The amount by which the Alliance Net Pool Price for any month is increased or decreased as a result of the foregoing sentence is the “Pooled Volume Adjustment” for such month.

In the event that the actual Alliance Net Pool Price for a month is different from the estimated Alliance Net Pool Price used in calculating the Pooled Volume Adjustment for the immediately preceding month, an adjustment to the Alliance Net Pool Price in the current month shall be made by an offset which is equal to the amount of such difference. Such adjustment is the “Pooled Volume True-Up.” Payment shall be made in accordance with paragraph C below. A Pooled Volume True-Up shall occur at the time of payment for the last delivery of Ethanol under this Agreement to reflect the actual Alliance Net Pool Price for the final month of the term of this Agreement.

B. Commission. For each gallon of Ethanol sold to ARE under this Agreement, ARE shall deduct from the Alliance Net Pool Price a commission equal to [***] percent ([***]%) of the Alliance Net Pool Price. If Husker meets the requirements outlined in Section 7.B. below (unit train and barge facilities available for the transport of Ethanol), an amount equal to [***] percent ([***]%) will be deducted from Husker’s commission to ARE.

C. Payment. For all quantities of Ethanol purchased by ARE from Husker and shipped from the Plant during a one-week period beginning on Monday and ending on the following Sunday, ARE shall pay the estimated Alliance Net Pool Price referred to in Section 5.A. less commissions referred to in Section 5.B., to Husker by ACH or wire no later than fifteen (15) business days following the end of said one-week period. If at calendar month’s end, the actual Alliance Net Pool Price exceeds the estimated Alliance Net Pool Price, ARE shall pay Husker on or before the 15th business day of the following calendar month an amount equal to the product of (x) the difference between the actual and estimated Alliance Net Pool Price (in each case less commissions) and (y) the aggregate quantity of Ethanol purchased by ARE from Husker and shipped from the Plant under this Agreement during the prior calendar month. If the actual Alliance Net Pool Price is less than the estimated Alliance Net Pool Price, Husker shall pay ARE and ARE shall have the right to withhold and set off from future payments to Husker, an amount equal to the product of (x) the difference between the actual and estimated Alliance Net Pool Price (in each case less commissions) and (y) the aggregate quantity of Ethanol purchased by ARE from Husker and shipped from the Plant under this Agreement during such month.

D. Supporting Records. ARE shall keep a set of books and records in accordance with generally accepting accounting principals with respect to all sales of Ethanol hereunder and all costs and commissions associated therewith, and shall make such books and records reasonably available to Husker’s independent outside accounting representatives (upon execution by such independent outside accounting representative of a mutually agreeable confidentiality agreement) at ARE’s office at any time by appointment during normal business hours upon at least five (5) business days prior written notice; provided that Husker shall be entitled to no more than one (1) such visit in any year and Husker ‘s independent outside accounting representatives shall be permitted to disclose to Husker only aggregate summary information of the results of its review, and not any contract or customer specific information. In addition, ARE shall provide Husker by e-mail or fax with supporting documentation regarding the calculation of the estimated Alliance Net Pool Price with each weekly payment for Ethanol.

***	Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Securities and Exchange Commission.

6.	Responsibility for Dedicated Railcars. ARE shall work in conjunction with Husker to determine the size of a rail car fleet to effectively and efficiently transport the Ethanol produced at your location. Husker shall be responsible for entering into all rail car leases necessary to accommodate the delivery of your Ethanol production. ARE will manage the rail cars in Husker’s fleet using all reasonable and best efforts to maximize efficiencies and minimize costs. It is understood that Husker will require one hundred seventy five (175) rail cars to be leased to efficiently transport the Ethanol produced at your location. It is understood that ARE, in the best interest of all of its customers, may utilize Husker’s rail cars for other ARE customers provided Husker does not have a need for said rail cars. If Husker’s rail cars are used elsewhere by ARE, it is understood that Husker shall be reimbursed for the actual cost of said rail car leases during the time utilized elsewhere by ARE. It is also understood that at times additional rail cars beyond what Husker has leased may be needed to efficiently transport your Ethanol production. If additional rail cars are needed, Husker shall bear the actual lease cost of said rail cars temporarily used in conjunction with the transportation of Husker’s Ethanol production.

7.	Truck, Rail, and Barge Loading Facilities.

A. ARE and Husker shall work in conjunction to determine truck, rail, and barge loading facilities that are convenient, accessible, and appropriate for your location. This includes, but is not limited to, access, loadouts, and rail track footage used in the placement of rail cars. All loading facilities shall meet all industry and government standards concerning construction and safety and shall be capable of efficiently loading the nameplate capacity of the Ethanol produced at Husker’s location and any expansions beyond said nameplate capacity. Demurrage charges, switchout costs, and wait times resulting from the inability of Husker to provide sufficient loadout facilities or labor to comply with ARE’s loadout schedule will be the sole responsibility of Husker. It is understood that Husker will need approximately 7200 feet of rail car track storage to accommodate Husker’s expected annual Ethanol production. If Husker intends to expand its annual Ethanol production, all load out facilities and transportation storage must meet ARE’s guidelines to efficiently transport Husker’s expanded production.

B. In the event that Husker provides unit train (the number of rail cars in a unit train is defined by each individual railroad) and/or barge loading abilities, and due to ARE’s efficiencies gained by Husker providing the infrastructure and loadout facilities to transport by either unit trains or by barge, ARE will deduct [***] percent ([***]%) from Husker’s commission paid to ARE for the sale of your Ethanol defined in section 5.B. aforementioned above. To receive this reduction in commission, Husker shall maintain all loadout facilities and keep them in good working condition so as ARE may use these loadout facilities at all times. All loadout facilities must meet industry and governmental regulations concerning construction and safety.

8.	Indemnity: ARE shall indemnify, defend, and hold Husker and its affiliates, subsidiaries, parents, and its and their respective directors, officers, members, employees, and agents harmless from and against any and all claims, losses, awards, judgments, settlements, fines, penalties, liabilities, damages, costs or expenses (including reasonable out-of-pocket Attorney’s fees and expenses) incurred on account of any injury or death of persons or damages to property to the extent caused by or arising out of the negligence or willful misconduct of ARE, its officers, employees, or agents in performing ARE’s obligations under this Agreement.

***	Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Securities and Exchange Commission.

Husker shall indemnify, defend, and hold ARE and its affiliates, subsidiaries, parents, and its and their respective directors, officers, stockholders, employees, and agents harmless from and against any and all claims, losses, awards, judgments, settlements, fines, penalties, liabilities, damages, costs or expenses (including reasonable out-of-pocket Attorney’s fees and expenses) incurred on account of any injury to or death of persons or damages to property to the extent caused by or arising out of the negligence or willful misconduct of Husker, its officers, employees, or agents in performing Husker’s obligations under this Agreement. In addition, Husker shall indemnify and hold ARE and its affiliates, subsidiaries, parents, and its and their respective directors, officers, stockholders, employees, and agents harmless from and against any and all claims, losses, awards, judgments, settlements, fines, penalties, liabilities, damages, costs or expenses (including reasonable out-of-pocket Attorney’s fees and expenses) to the extent caused by or arising out of (i) any defects in, or otherwise relating to the quality or condition of, the Ethanol supplied by Husker, and (ii) noncompliance with applicable federal, state or local rules, regulations or requirements regarding shipment of Ethanol from the Plant as more fully set forth in Section 4.D above, and (iii) any breach of Husker’s warranty under Section 21.

9.	Force Majeure:

A. In the event either Party is rendered unable, wholly or in part, by Force Majeure to carry out its obligations under this Agreement, it is agreed that on such Party’s giving notice in writing, or by telephone and confirmed in writing, to the other Party as soon as possible after the commencement of such Force Majeure event, the obligations of the Party giving such notice, so far as and to the extent they are affected by such Force Majeure, shall be suspended from the commencement of such Force Majeure and during the remaining period of such Force Majeure, but for no longer period, and such Force Majeure shall so far as possible remedied with all reasonable dispatch; provided, however, the obligation to make payments then accrued hereunder prior to the occurrence of such Force Majeure shall not be suspended.

B. The term “Force Majeure” as used in this Agreement shall mean strikes, lockouts or industrial disturbances; riots or civil disturbances; interference by civil or military authorities; wars, blockades, insurrection, or acts of other public enemy or acts of terrorism; epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts or other acts of God; arrests or restraints of governments and people; compliance with federal, state or local laws, rules or regulations, acts, orders, directives, requisitions or requests of any official or agency of federal, state or local governments; fires, explosions, freezing, failures, disruptions, breakdowns or accidents to transportation equipment or facilities; prorationing by transporters; the necessity of testing, making repairs, alterations or enlargements to transportation equipment or facilities; embargoes, priorities, expropriation or condemnation by government or governmental authorities; and any other cause which is not reasonably within the control of the Party claiming suspension; and for this purpose, Force Majeure shall also mean economic conditions which, in the business judgment of Husker’s board of directors, require the Plant to be shut down on a temporary or permanent basis.

10.

Limitation of Damages: NEITHER PARTY SHALL BE LIABLE OR OTHERWISE RESPONSIBLE TO THE OTHER PARTY HEREUNDER FOR CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES AS TO ANY ACTION OR OMISSION, WHETHER CHARACTERIZED AS A CONTRACT BREACH OR TORT OR

OTHERWISE THAT ARISES OUT OF OR RELATES TO THIS AGREEMENT OR ITS PERFORMANCE EXCEPT FOR ANY SUCH AMOUNTS PAID BY A PARTY TO A NON-AFFILIATE THIRD PARTY, WHICH WOULD THEREFORE BE CONSIDERED ACTUAL DAMAGES INCURRED BY SUCH PARTY.

11.	Independent Contractor: It is expressly understood that the relationship of ARE to Husker is that of an independent contractor and nothing contained herein shall be construed to create any partnership, agency, or employer/employee relationship. ARE may freely choose the customers from whom business shall be solicited and the time and place for solicitation.

12.	Notices: Any notices required to be given under this Agreement shall be in writing and be sufficiently given when delivered in person or deposited in the U.S. mail (registered or certified), postage prepaid, addressed as follows:

Husker:
HUSKER AG, LLC 54048 Highway 20 Plainview, Nebraska 68769 Attn: Mike Kinney

ARE:	AVENTINE RENEWABLE ENERGY, INC. P. O. Box 1800 Pekin, IL 61555 Attn: Ron Miller

13.	Insurance: Each Party shall maintain, at all times while this Agreement is in effect, and each at its own sole cost and expense, comprehensive general liability insurance with a combined single limit for bodily injury and property damage of not less than $1,000,000 for any one occurrence. Each Party shall promptly after execution of this Agreement furnish the other Party a Certificate of Insurance evidencing the foregoing insurance coverage, and shall promptly provide the other Party with prior written notice of any change to or cancellation of such Certificate of Insurance or insurance coverage. The insurance requirements set forth herein are minimum coverage requirements and are not to be construed in any way as a limitation on liability under this Agreement.

14.	Entire Agreement: This Agreement contains the entire agreement between the Parties and supersedes all previous agreements, either oral or written, between the Parties. The language of this Agreement shall not be construed in favor of or against either Party, but shall be construed as if; the language was drafted mutually by both Parties. No modifications hereof shall be valid unless made in writing and signed by both Parties.

15.	Waiver: The failure of either Party to enforce any of its rights hereunder on any particular occasion shall not constitute a waiver of such rights on any subsequent occasion.

16.	Assignment: This Agreement may not be assigned by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either party may assign its rights and duties under this Agreement in connection with the sale, merger, exchange or acquisition of all or substantially all of the assets or stock of the respective party and such party may assign its rights and duties under this Agreement to another company controlling, or controlled by, or under common control with such party, all without having to obtain the express written consent of the other party to this Agreement

17.	Headings: Any paragraph headings are used for convenience only and are not intended and shall not be used in interpreting any provisions of this Agreement.

18.	No Third Party Beneficiary: Except as otherwise provided herein, nothing contained in this Agreement shall be considered or construed as conferring any right or benefit on a person not a Party to this Agreement and neither this Agreement nor the performance hereunder shall be deemed to have created a joint venture or partnership between the Parties.

19.	Governing Law: This Agreement shall be governed by the laws of the State of Nebraska without regard to the conflict of laws provisions thereof. Each of the parties hereto irrevocably submits to the jurisdiction of any state or federal court sitting in the State of Nebraska in any action or proceeding brought to enforce or otherwise arising out of or relating to this Agreement.

20.	Arbitration: Any dispute arising out of or in connection with this Agreement shall be submitted to arbitration. The arbitration shall be conducted according to the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be Omaha, Nebraska or such other place as may be agreed upon by the Parties. Both Parties shall attempt to agree upon one arbitrator, but if they are unable to agree, each shall appoint an arbitrator and these two shall appoint a third arbitrator. Expenses of the arbitrator(s) shall be divided equally between the Parties. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof, and shall be enforceable against the Parties in accordance with the 1958 Convention on the Recognition and Enforcement of Foreign Arbitral Awards, as amended.

21.	Severability: If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to a Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

22.

Confidentiality: The terms of this Agreement and any non-public information provided to either Party pursuant to this Agreement (including without limitation pursuant to Section 5.D. hereof) or as a result of Husker being an alliance partner (as that term is used in the definition of “Alliance Net Pool Price” under Section 5.A. above) are confidential and the Party receiving such information (i) will hold, and will cause its employees, officers, directors, agents, accountants and advisors to hold, all such information in confidence, unless it is compelled to disclose such information by judicial or administrative process or by other requirements of law and (ii) will use, and will cause its employees, officers, directors, agents, accountants and advisors to use, such information only in connection with the implementation of this Agreement, and for no other purpose. In this regard, such information may be considered “insider information” under the securities laws of the United States and shall not be shared with others (except as permitted under the preceding sentence) and shall not be used to buy, sell or otherwise invest in securities of Husker, ARE or any of the alliance partners.

23.	Public Announcements: Any public announcements concerning the transaction contemplated by this Agreement shall be approved in advance by the Parties, except for disclosures required by law, in which case the disclosing party shall provide a copy of the disclosure to the other party prior to its public release. As Husker is subject to SEC filing requirements, notwithstanding any other provision herein to the contrary, SEC required filings will not be subject to advance disclosure except as allowed by the SEC.

In WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

AVENTINE RENEWABLE ENERGY, INC.		HUSKER AG, LLC

By:	/s/ Ronald Miller	/s/ Mike Kinney
	Ronald Miller, President	Mike Kinney, Chairman of the Board

Date: 11-21-07		Date: 11-20-07